aub



16012539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8- 66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 North Cattlemen Road Suite #106
(No. and Street)

Sarasota (City) | Florida (State) | 34232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Lyle 941-441-2592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit & Compliance, PA
(Name – *if individual, state last, first, middle name*)

4868 West Gandy Boulevard (Address) | Tampa (City) | Florida (State) | 33611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Lyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

2/24/16

Notary Public


CYNTHIA SHUFORD
MY COMMISSION # FF227915
EXPIRES May 13, 2019
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

INDEX



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GF Investment Services, LLC

We have audited the accompanying financial statements of GF Investment Services, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GF Investment Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Computation For Determination of Reserve Requirements; and Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of GF Investment Services, LLC's financial statements. The supplemental information is the responsibility of GF Investment Services, LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

Tampa, Florida
February 25, 2016

GF INVESTMENT SERVICES, LLC

Statement of Financial Condition

As of December 31, 2015

Assets

Cash and cash equivalents	$	620,803
Commissions receivable		315,353
Note receivable, related party		54,041
Accrued interest receivable, related party		495
Prepaid expenses		98,321
Deposits with clearing agency		168,678
Equipment, net of accumulated depreciation of $10,372		32,929
	$	1,290,620

Liabilities and Members' Equity

Liabilities:		
Accounts payable & accrued expenses	$	154,492
Commissions payable		463,923
Related party payable		66,694
Deferred rent		58,666
		743,775
Members' equity		546,845
	$	1,290,620

See report of independent registered public accounting firm and notes to the financial statements.

GF INVESTMENT SERVICES, LLC

Statement of Operations

For the Year Ended December 31, 2015

Revenue:		
Commissions	$	9,683,328
Registered representative fees		177,741
Interest income		21,675
		9,882,744
Expenses:		
Registered representative commissions		8,484,264
Admin and other expenses		556,308
Salaries, benefits and payroll taxes		449,908
Professional fees		355,014
		9,845,494
Net income	$	37,250

See report of independent registered public accounting firm and notes to the financial statements.

GF INVESTMENT SERVICES, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

	Contributed Capital	Accumulated Earnings	Total
Members' equity at December 31, 2014	$260,000	$849,595	$1,109,595
Distributions	-	(600,000)	(600,000)
Net income	-	37,250	37,250
Members' equity at December 31, 2015	$260,000	$286,845	$546,845

See report of independent registered public accounting firm and notes to the financial statements.

GF INVESTMENT SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	37,250
Adjustments to reconcile net income to net cash		
Depreciation		975
Operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		110,997
Accrued interest receivable, related party		(3,704)
Prepaid expenses		5,132
Deposits with clearing agency		(30,502)
(Decrease) increase in operating liabilities:		
Accounts payable & accrued expenses		104,480
Commissions payable		(185,624)
Related party payable		48,046
Deferred rent		58,666
Total Operating activities		145,716
Investing activities:		
(Increase) decrease in investing activities:		
Purchase of equipment		(33,799)
Total Investing activities		(33,799)
Financing activities:		
(Decrease) increase in financing activities:		
Distributions		(300,000)
Total Financing activities		(300,000)
Net change in cash for period		(188,083)
Cash and cash equivalents at beginning of year		808,886
Cash and cash equivalents at end of year	$	620,803
Non cash financing activities:		
Related party note receivable and accrued interest deemed a distribution	$	300,000

See report of independent registered public accounting firm and notes to the financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America and Singapore. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representative's range from 20% to 95%.

(b) Revenue Recognition

The Company recognizes commission revenue in the period when the commissions are earned and services are rendered.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. There were no cash equivalents at December 31, 2015.

(d) Commissions Receivable

Commissions receivable represent commissions earned but not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. Company policy to write off receivables as a charge to the allowance for credit losses, when in our estimation, it is probable that the receivable is worthless. No allowance for doubtful receivables was recorded at December 31, 2015, as management believes all receivables to be fully collectible.

(e) Equipment, Net

Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2015 was $975.

(1) Summary of Significant Accounting Policies – Continued

(f) Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its members in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, *Income Taxes* (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. The Company's tax returns generally are open for examination for the tax year ended December 31, 2012, and all subsequent years.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) Concentrations of Credit Risk and Major Customer Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, clearing deposits, and commissions receivable. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2015, cash deposits exceed federally insured limits by approximately $371,000.

(3) Deposits with Clearing Agency

As of December 31, 2015, the Company had cash deposits of $168,678 in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) Note Receivable

In September 2007, the Company loaned $250,000 to an affiliate, Global Financial Advisory, Inc. (GFA), a related party through common ownership. The promissory note bears interest at 5.5%, and has been modified to 2.2% effective January 1, 2015. Original terms of this note contained a stated maturity date of September 2012. The parties have verbally agreed to extend maturity on a monthly basis. In 2015, the Company recorded a $300,000 deemed distribution related to a portion of the note receivable and associated interest that was considered to be uncollectible. The $300,000 was applied $195,959 to principal and $104,041 to interest. At December 31, 2015, the note receivable and interest receivable balances are $54,041 and $495, respectively, and are included in the statement of financial condition in note receivable, related party and accrued interest receivable, related party.

(5) Related Party Operating Lease

Through July 2015, the Company conducted its operations in a leased facility under an operating lease with a limited liability company related through common ownership. The lease required monthly base payments of $3,333. There are no further lease obligations for this lease. Related party rent expense under this lease for year ended December 31, 2015 was approximately $23,300.

(6) Other Related Party Transactions

The Company has an expense sharing agreement with GFA under which certain general and administrative costs for the Company and other related entities will be paid by GFA. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Total allocated costs for the year ended December 31, 2015 was $211,785. At December 31, 2015, $27,824 of shared expense was due to GFA and is included in Related party payable on the accompanying statement of financial condition.

The Company shares a facility with commonly owned entities. Rent and related building expenses are paid by Global Financial Private Capital (GFPC), a related entity. Total cost allocated to the Company from GFPC for the year ended December 31, 2015 was approximately $14,300. The allocation is based upon the expense sharing agreement the Company has with GFA.

The Company paid $61,500 to GFPC in 2015 for invoices related to the Company that were paid by GFPC. At December 31, 2015, approximately $39,000 of reimbursements due to GFPC is included in related party payable on the accompanying statement of financial condition.

(7) Retirement Plan

On January 1, 2013, the Company adopted a 401-K plan covering all employees. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis that is not in excess of 3% of the employee's compensation, plus 50% of each dollar that exceeds 3%, not to exceed 5% of the employee's compensation. Plan expense was $6,040 for the year ended December 31, 2015.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a detrimental impact on the Company's financial position or results of operations. The Company has accrued the insurance deductible balances for the potential liability of $131,430 for cases outstanding as of December 31, 2015. This is included in Accrued expenses at $93,930 and related party payable at $37,500 on the accompanying statement of financial condition.

One of the claims related to unsuitable investment recommendation, has settled on January 18, 2016. The Company is responsible for the insurance deductible up to $75,000. The Company has paid approximately $54,000 towards its deductible through December 31, 2015, and has accrued the remaining $21,000 of the deductible related to this case in accounts payable and accrued expenses on the accompanying statement of financial condition.

A second claim related to unsuitable investment recommendation, has settled on January 20, 2016. The Company is responsible for 50% of the insurance deductible up to $37,500, because this claim is split with a related party. The Company has not paid any amount towards its deductible through December 31, 2015, and has accrued the entire $37,500 of the deductible related to this case in related party payable and accrued expenses on the accompanying statement of financial condition.

A third claim for $450,000 related to a claim of unsuitable investment recommendation, is still unresolved as of the date of this report. While the Company is defending this lawsuit, management believes it is probable that the Company will enter into a settlement agreement, but cannot determine an estimate of loss. The Company believes it will only be responsible for the insurance deductible up to $75,000. Management believes the outcome will not have a material adverse impact on the Company's results of operations, liquidity, and financial position. The Company has paid approximately $3,000 towards its deductible through December 31, 2015, and has accrued the remaining $72,000 of the deductible related to this case in accounts payable and accrued expenses on the accompanying statement of financial condition.

(10) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 or 6.67% of aggregate indebtedness, terms as defined by the rule. At December 31, 2015, the Company had net capital of $331,750 which exceeded the net capital requirement by $252,165. The Company's ratio of aggregate indebtedness to net capital was 3.6 to 1 at December 31, 2015.

(11) Subsequent Events

The Company has evaluated events and transactions for the potential recognition or disclosure in the financial statements through February 25, 2016, the date which financial statements were issued.

Two of the Contingency claims have settled on January 18, 2016 and January 20, 2016. The liability to the Company for these claims is limited to the insurance deductible, which has been accrued for on the accompanying statement of financial condition.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

GF INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

Net Capital

Members' equity			$	546,845
Deductions for non-allowable assets:				
Acounts receivable other				(29,309)
Note receivable, related party				(54,041)
Accrued interest receivable, related party				(495)
Prepaid expenses				(98,321)
Equipment, net				(32,929)
Net capital			$	331,750

Aggregate Indebtedness

Items included in statement of financial condition:				
Accounts payable & accrued expenses	$	154,492		
Commissions payable		463,923		
Related party payable		66,694		
Deferred rent		58,666		
Other unrecorded amounts - contingent liability		450,000		
Total aggregated indebtedness	$	1,193,775		
Ratio: Aggregate indebtedness to net capital				3.6 to 1
Minimum net capital requirement			$	79,585
Net capital in excess of requirement			$	252,165

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015, as amended February 12, 2016) is not presented as there are no material differences.

See report of independent registered public accounting firm and notes to the financial statements.

GF INVESTMENT SERVICES, LLC

Supplemental Information

December 31, 2015

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm and notes to the financial statements.



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
GF Investment Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by GF Investment Services, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating GF Investment Services, LLC's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for GF Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 25, 2016

4868 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31-15

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066659 FINRA DEC
GF INVESTMENT SERVICES LLC
501 NORTH CATTLEMAN ROAD, SUITE 106
SARASOTA, FL. 34232

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James B. Ahlfeld 212-485-598

2. A. General Assessment (item 2e from page 2) $ 19,826

B. Less payment made with SIPC-6 filed (exclude interest) (-9,617)

7-22-15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 10,209

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,209

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,209

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GF INVESTMENT SERVICES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CCO
(Title)

Dated the 11 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,882,744
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,930,477
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): BANK INTEREST INCOME (Deductions in excess of $100,000 require documentation)	21,675
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,952,152
2d. SIPC Net Operating Revenues	$7,930,592
2e. General Assessment @ .0025	$19,826
	(to page 1, line 2.A.)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION

To the Members of
GF Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2015, in which (1) GF Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) GF Investment Services, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 25, 2016

4868 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380



GF Investment Services, LLC

Exemption Report

To the SEC

Washington DC

As of and for the entire year ended December 31, 2015, GF Investment Services, LLC (the "Company") claimed reporting exemption provision 15c-3-3(k)(2)(ii).

The Company was in compliance with this exemption for the entire year of December 31, 2015.



Timothy J. Lyle, CEO

February 25, 2015



501 North Cattlemen Road, Suite 106, Sarasota, Florida 34232
Toll Free: (866) 641-2186 Tel: (941) 918-0507 Fax: (941) 918-0405
Member FINRA/SIPC

GF INVESTMENT SERVICES, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2015
(With Report of Independent Registered
Public Accounting Firm Thereon)